EXHIBIT 8.1

LIST OF SUBSIDIARIES

We own the following subsidiaries:

B Communications (SP1) Ltd., or SP1, an Israeli company and wholly-owned subsidiary.

B Communications (SP2) Ltd., or SP2, an Israeli company and wholly-owned subsidiary.  SP2 is directly held by SP1.

We own a 26.34% interest in Bezeq The Israel Telecommunications Corp. Ltd. (TASE:BZEQ), an Israeli company.